Buenos Aires, December 18th, 2018

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Relevant Event. Pampa Energía joins the Corporate Governance Plus panel.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in order to inform that the Company joined today the special stocks quote panel called “Corporate Governance Plus” (the “+GC Panel”) launched by Bolsas y Mercados Argentinos S.A. (“BYMA”). Pampa is one of the three founding companies of the +GC Panel.

+GC Panel holds no precedents in Argentina and includes those companies that are already listed at BYMA that complies with the best corporate governance and transparency practices, even beyond the regulatory required level, which Pampa does entirely fulfill. These practices, whose compliance is periodically controlled, are aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD) and adopted by the G20.

The standards required by +GC Panel aim to provide investors with more information that can be useful when investing or exercising their rights, enhancing the visibility and attractiveness of the Company to international investors. Participating the BYMA’s Sustainability Index and +GC Panel gives recognition to the Company’s continuing efforts for taking the best practices in Corporate Governance.

Sincerely,

Victoria Hitce

Head of Market Relations

Pampa Energía S.A.